Exhibit 99.4

GOLDSHORE RESOURCES INC.

918 – 1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

STATEMENT OF EXECUTIVE COMPENSATION
For the Nine Month Period ending December 31, 2023

The following information, dated as of May 12, 2025 is provided as required under Form 51-102F6V Statement of Executive Compensation (Venture Issuers) and is prepared as at and for the nine months ended December 31, 2023 (except as otherwise indicated).

This Statement of Executive Compensation should be read in conjunction with the Company’s information circular (the “Information Circular”) dated December 22, 2023, as publicly filed on SEDAR+ on January 2, 2024.

For the purpose of this Statement of Executive Compensation:

“NEO” or “named executive officer” means each of the following individuals:

(a)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as Chief Executive Officer (“CEO”), including an individual performing functions similar to a CEO;

(b)	each individual who, in respect of the Company, during any part of the most recently completed financial year, served as Chief Financial Officer (“CFO”), including an individual performing functions similar to a CFO;

(c)	in respect of the Company and its subsidiaries, the most highly compensated executive officer other than the individuals identified in paragraphs (a) and (b) at the end of the most recently completed financial year ended December 31, 2023, whose total compensation was more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was not an executive officer of the Company, and was not acting in a similar capacity, at the end of that financial year.

For the nine months ended December 31, 2023, the Company had the following Named Executive Officers: Brett Richards, CEO, Marlis Yassin, CFO and Corporate Secretary, and Peter Flindell, VP Exploration.

Director and NEO Compensation, Excluding Compensation Securities

The following table sets forth the compensation paid, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO and director for the nine months ended December 31, 2023 and the year ended March 31, 2023:

Table of Compensation (Excluding Compensation Securities)
Name and Position	Year(1)	Salary, consulting fees retainer or commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of All Other Compensation ($)	Total Compensation ($)
Brett Richards CEO & Director	Dec. 31, 2023	225,000	Nil	Nil	Nil	Nil	225,000
	Mar 31, 2023	300,000(2)	Nil	Nil	Nil	Nil	300,000
Marlis Yassin CFO & Corporate Secretary	Dec. 31, 2023	108,000	Nil	Nil	Nil	Nil	108,000
	Mar 31, 2023	144,000	Nil	Nil	Nil	Nil	144,000
Peter Flindell VP Exploration	Dec. 31, 2023	210,000	Nil	Nil	Nil	Nil	210,000
	Mar 31, 2023	280,000	Nil	Nil	Nil	Nil	280,000
Brandon Macdonald Director	Dec. 31, 2023	17,000(3)	Nil	Nil	Nil	Nil	17,000
	Mar 31, 2023	34,000(4)	Nil	Nil	Nil	Nil	34,000
Galen McNamara Director	Dec. 31, 2023	15,000(3)	Nil	Nil	Nil	Nil	15,000
	Mar 31, 2023	30,000(4)	Nil	Nil	Nil	Nil	30,000
Shawn Khunkhun Director	Dec. 31, 2023	15,000(3)	Nil	Nil	Nil	Nil	15,000
	Mar 31, 2023	29,000(4)	Nil	Nil	Nil	Nil	29,000
Joanna Pearson Director	Dec. 31, 2023	16,000(3)	Nil	Nil	Nil	Nil	16,000
	Mar 31, 2023	32,000(4)	Nil	Nil	Nil	Nil	32,000
Victor Cantore(5) Director	Dec. 31, 2023	13,000(3)	Nil	Nil	Nil	Nil	13,000
	Mar 31, 2023	26,000(4)	Nil	Nil	Nil	Nil	26,000
Kyle Hickey(6) Director	Dec. 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil
	Mar 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil
Doug Ramshaw(7) Former Director	Dec. 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil
	Mar 31, 2023	30,000	Nil	Nil	Nil	Nil	30,000
Heather Laxton(8) Former Director	Dec. 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil
	Mar 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil
Michael Michaud(9) Former Director	Dec. 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil
	Mar 31, 2023	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Due to a change in the Company’s fiscal year end from March 31 to December 31, the Statement of Executive Compensation is for the nine months ended December 31, 2023 and year ended March 31, 2023.

(2)	On April 24, 2023, Brett Richards settled $37,500 of his consulting fees for the year ended March 31, 2023 in 174,418 RSUs.

(3)	On December 11, 2023, directors settled a portion of their retainer fees for the nine months ended December 31, 2023 in RSUs as follows: Brandon Macdonald – $8,500 for 56,666 RSUs, Galen McNamara – $7,500 for 50,000 RSUs, Shawn Khunkhun – $12,500 for 83,333 RSUs, Joanna Pearson – $8,000 for 53,333 RSUs and Victor Cantore – $6,500 for 43,333 RSUs. Concurrently, the directors settled their retainer fees for the year ended December 31, 2024 in RSUs as follows: Brandon Macdonald – $37,500 for 250,000 RSUs, Galen McNamara – $37,500 for 250,000 RSUs, Shawn Khunkhun – $37,500 for 250,000 RSUs, Joanna Pearson – $37,500 for 250,000 RSUs and Kyle Hickey – $37,500 for 250,000 RSUs. Refer to Stock Options and Other Compensation Securities table below.

(4)	On April 24, 2023, directors settled a portion of their retainer fees for the year ended March 31, 2023 in RSUs as follows: Brandon Macdonald – $25,500 for 118,604 RSUs, Galen McNamara – $22,500 for 104,651 RSUs, Shawn Khunkhun – $22,500 for 104,651 RSUs, Joanna Pearson – $24,000 for 111,627 RSUs and Victor Cantore – $19,500 for 90,697 RSUs. Refer to Stock Options and Other Compensation Securities table below.

(5)	Victor Cantore did not stand for re-election at the Company’s annual general meeting on January 23, 2024.

(6)	Kyle Hickey was appointed as a director on November 17, 2023.

(7)	Doug Ramshaw resigned as a director on February 28, 2023.

(8)	Heather Laxton resigned as a director on September 25, 2023.

(9)	Michael Michaud resigned as a director on October 23, 2023.

Stock Options and Other Compensation Securities

The following table discloses the details of compensation securities granted or issued during the nine months ended December 31, 2023 or held by the NEOs and directors as at December 31, 2023:

Compensation Securities
		Number of
		compensation
		securities,			Closing price	Closing price
		number of		Issue,	of security or	of security or
		underlying		conversion	underlying	underlying
	Type of	securities, and		or exercise	security on	security at
Name and	compensation	percentage of	Date of issue	price	date of grant	year end
position	security	class(1)	or Grant	($)	($)	($)	Expiry date
	Stock Option	2,500,000	June 4, 2021(2)	0.65	0.900	0.115	June 4, 2026
	Stock Option	1,250,000	April 24, 2023(4)	0.25	0.205	0.115	April 24, 2028
	Stock Option	750,000	Dec. 22, 2023(5)	0.15	0.120	0.115	Dec. 22, 2028
Brett Richards		(1.73%)
CEO & Director	RSU	641,860	April 24, 2023(6)	N/A	0.205	0.115	N/A
	RSU	250,000	Dec. 22, 2023(9)	N/A	0.120	0.115	N/A
		(0.34%)
	Stock Option	112,500	June 4, 2021(2)	0.65	0.900	0.115	June 4, 2026
	Stock Option	237,500	Nov. 23, 2021(3)	0.65	0.630	0.115	Nov. 23, 2026
	Stock Option	250,000	April 24, 2023(4)	0.25	0.205	0.115	April 24, 2028
Marlis Yassin	Stock Option	576,000	Dec 22, 2023(5)	0.15	0.120	0.115	Dec. 22, 2028
CFO & Corporate Secretary		(0.45%)
	RSU	139,311	April 24, 2023(6)	N/A	0.205	0.115	N/A
	RSU	192,000	Dec. 22, 2023(9)	N/A	0.120	0.115	N/A
		(0.13%)
	Stock Option	1,500,000	June 4, 2021(2)	0.65	0.900	0.115	June 4, 2026
	Stock Option	750,000	April 24, 2023(4)	0.25	0.205	0.115	April 24, 2028
	Stock Option	350,000	Dec. 22, 2023(5)	0.15	0.120	0.115	Dec. 22, 2028
Peter Flindell		(1.00%)
VP Exploration
	RSU	362,567	April 24, 2023(6)	N/A	0.205	0.115	N/A

	RSU	116,667	Dec. 22, 2023(9)	N/A	0.120	0.115	N/A
		(0.18%)
	Stock Option	450,000	June 4, 2021(2)	0.65	0.900	0.115	June 4, 2026
	Stock Option	200,000	April 24, 2023(4)	0.25	0.205	0.115	April 24, 2028
Brandon	Stock Option	320,000	Dec. 22, 2023(5)	0.15	0.120	0.115	Dec. 22, 2028
Macdonald		(0.37%)
Director	RSU	118,604	April 24, 2023(6)	N/A	0.205	0.115	N/A
	RSU	306,666	Dec. 11, 2023(8)	N/A	0.130	0.115	N/A
		(0.16%)
	Stock Option	500,000	June 4, 2021(2)	0.65	0.900	0.115	June 4, 2026
	Stock Option	250,000	April 24, 2023(4)	0.25	0.205	0.115	April 24, 2028
	Stock Option	400,000	Dec. 22, 2023(5)	0.15	0.120	0.115	Dec. 22, 2028
Galen McNamara Director		(0.44%)

	RSU	104,651	April 24, 2023(6)	N/A	0.205	0.115	N/A
	RSU	300.000	Dec. 11, 2023(8)	N/A	0.130	0.115	N/A
		(0.16%)

Compensation Securities (Continued)
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or Grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Shawn Khunkhun Director	Stock Option Stock Option Stock Option	300,000 200,000 320,000 (0.32%)	June 4, 2021(2) April 24, 2023(4) Dec. 22, 2023(5)	0.65 0.25 0.15	0.900 0.205 0.120	0.115 0.115 0.115	June 4, 2026 April 24, 2028 Dec. 22, 2028
	RSU RSU	104,651 333,333 (0.17%)	April 24, 2023(6) Dec. 11, 2023(8)	N/A N/A	0.205 0.130	0.115 0.115	N/A N/A
Joanna Pearson Director	Stock Option Stock Option Stock Option	350,000 200,000 320,000 (0.34%)	June 4, 2021(2) April 24, 2023(4) Dec. 22, 2023(5)	0.65 0.25 0.15	0.900 0.205 0.120	0.115 0.115 0.115	June 4, 2026 April 24, 2028 Dec. 22, 2028
	RSU RSU	111,627 303,333 (0.16%)	April 24, 2023(6) Dec. 11, 2023(8)	N/A N/A	0.205 0.130	0.115 0.115	N/A N/A
Victor Cantore Director	Stock Option Stock Option	300,000 150,000 (0.17%)	June 4, 2021(2) April 24, 2023(4)	0.65 0.25	0.900 0.205	0.115 0.115	June 4, 2026 April 24, 2028
	RSU RSU	90,697 43,333 (0.05%)	April 24, 2023(6) Dec. 11, 2023(8)	N/A N/A	0.205 0.130	0.115 0.115	N/A N/A
Kyle Hickey Director	Stock Option	320,000 (0.12%)	Dec. 22, 2023(5)	0.15	0.120	0.115	Dec. 22, 2028
	RSU RSU	600,000 250,000 (0.33%)	Nov. 16, 2023 Dec. 11, 2023(8)	N/A N/A	0. 0.130	0.115 0.115	N/A N/A

(1)	Each stock option is exercisable to acquire one common share of the Company. As of December 31, 2023, there were 15,040,166 stock options and 259,667,918 common shares outstanding. RSUs entitle the holder to receive one common share after a specified vesting period of at least one year following the date the RSU was granted.

(2)	All stock options granted on June 4, 2021 are subject to the following vesting schedule: one third on June 4, 2022, one third on June 4, 2023 and one third on June 4, 2024.

(3)	All stock options granted on November 23, 2021 are subject to the following vesting schedule: one third on November 23, 2022, one third on November 23, 2023 and one third on November 23, 2024.

(4)	All stock options granted on April 24, 2023 are subject to the following vesting schedule: one third on October 24, 2023, one third on October 24, 2024 and one third on October 24, 2025.

(5)	All stock options granted on December 22, 2023 are subject to the following vesting schedule: one third on May 22, 2024, one third on May 22, 2025 and one third on May 22, 2026.

(6)	All RSUs granted on April 24, 2023 vest fully on April 24, 2024.

(7)	All RSUs granted on November 16, 2023 vest fully on November 16, 2024.

(8)	All RSUs granted on December 11, 2023 vest fully on December 11, 2024.

(9)	All RSUs granted on December 22, 2023 vest fully on December 22, 2024.

External Management Companies

None of the NEOs or directors of the Company have been retained or employed by an external management company which has entered into an understanding, arrangement or agreement with the Company to provide executive management services to the Company, directly or indirectly.

Exercise of Compensation Securities by NEOs and Directors

None of the NEOs or directors of the Company exercised any compensation securities during the nine months ended December 31, 2023 or the financial year ended March 31, 2023.

Stock Options and Other Incentive Plans

Previous Option Plan

At December 31, 2023, the Company had a 10% rolling stock option plan (the “Previous Option Plan”), which was approved by the Company’s board of directors (the “Board”) on May 31, 2021, and last approved by the shareholders of the Company on June 23, 2022.

Any common shares of the Company (“Shares”) subject to a stock option (“Stock Option”) which is exercised, or for any reason is cancelled or terminated prior to exercise, will be available for a subsequent grant under the Omnibus Plan (as defined below), and no further grants will be made under the Previous Stock Option Plan.

Omnibus Incentive Plan

On November 8, 2022, the Board adopted an omnibus equity incentive plan (the “Omnibus Plan”) whereby the Company may grant Stock Options, restricted share units (“RSUs”) and deferred share units (“DSUs”) (collectively referred to as “Awards” below).

At the Company’s annual general meeting held on January 23, 2024, the shareholders passed an ordinary resolution approving, confirming and ratifying the Omnibus Plan. The Omnibus Plan was accepted for filing with the TSXV Venture Exchange (the “TSXV”) on March 21, 2024.

The Omnibus Plan is of a typical nature for an issuer at the size and stage of development of the Company and allows for a high degree of flexibility in the types of securities granted. The Omnibus Plan shall be administered and interpreted by the Board or, if the Board so decides, by a committee or plan administrator appointed by the Board (the “Plan Administrator”).

The purpose of the Omnibus Plan is to permit the Company to grant (i) Stock Options, (ii) DSUs, and (iii) RSUs to directors, executive officers, employees, and consultants of the Company or any of its subsidiaries for the purposes set out in the Omnibus Plan. These purposes include (but are not limited to): (i) increasing interest in the Company’s welfare; (ii) providing an incentive to Eligible Participants (as defined below) to continue their services for the Company; (iii) rewarding Eligible Participants; and (iv) attracting and retaining Eligible Participants.

The Omnibus Plan supersedes the Company’s Previous Option Plan and is supplemental to the Company’s cash-based incentive compensation arrangements. The Previous Option Plan will remain in effect, but no further awards will be issued thereunder.

The Company has no equity compensation plans other than as described in this Statement of Executive Compensation and the previously filed Information Circular.

Eligible Participants (or “Participants”)

Pursuant to the terms of the Omnibus Plan, individuals who are: (a) employees of the Company or any of its subsidiaries, (b) persons who work on a full time, part-time or weekly basis for the Company or any of its subsidiaries providing services normally provided by an employee and who are under the control and direction of the Company or a subsidiary, (c) directors or officers of the Company, and (d) a consultant who is engaged to provide ongoing, bona fide services to the Company or any of its subsidiaries, other than in relation to a distribution of securities, and who provides such services under a written contract and who spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary, are eligible to participate in the Omnibus Plan.

The maximum number of Awards issuable pursuant to the Omnibus Plan, the Previous Option Plan and any other share compensation arrangement, shall not exceed 10% of the Company’s issued and outstanding Shares, on a non-diluted basis.

General Conditions of the Omnibus Plan

The following is a summary of the key provisions of the Omnibus Plan and is qualified in all respects by the full text of the Omnibus Plan. Capitalized terms used in this section and not otherwise defined, have the meaning ascribed thereto in the Omnibus Plan.

•	The Omnibus Plan is a “rolling up to 10%” plan under which the number of Shares issuable pursuant to the Omnibus Plan, in aggregate, is equal to up to a maximum of 10% of the issued and outstanding Shares as at the date of grant or issuance of any Awards under the Omnibus Plan.

•	The Omnibus Plan is an “evergreen” plan, meaning Shares of the Company covered by Awards which have been exercised or settled, as applicable, and Awards which expire or are forfeited, surrendered, cancelled or otherwise terminated or lapse for any reason without having been exercised, will be available for subsequent grant under the Omnibus Plan and the number of Awards that may be granted under the Omnibus Plan increases if the total number of issued and outstanding Shares of the Company increases.

•	The annual grant of Awards under the Omnibus Plan to any one non-Employee Director shall not exceed $150,000 in value, of which no more than $100,000 may comprise Options.

•	Unless the Company has obtained the requisite Shareholder approval in accordance with the Exchange Policies, the maximum number of Shares issuable at any point in time under the Omnibus Plan, the Previous Option Plan or any other Share Compensation Arrangement to:

a)	Insiders, shall not exceed ten percent (10%) of the Outstanding Issue;

b)	Insiders, within any one-year period, shall not exceed ten percent (10%) of the Outstanding Issue;

c)	any one Participant (and companies wholly owned by that Participant), within any 12-month period, shall not exceed 5% of the Outstanding Issue;

d)	any one Consultant in a 12-month period, shall not exceed 2% of the Outstanding Issue; and

e)	any Investor Relations Provider in a 12-month period shall not exceed 2% of the Outstanding Issue, as of the date of grant of the Award.

•	Investor Relations Service Providers may not receive any Security Based Compensation other than Stock Options and all Options shall vest in stages over a period of not less than 12 months (with no more than 1/4 vesting in each three-month period).

Types of Awards Provided for under the Omnibus Plan

Options

The Board shall, by resolution, in its sole discretion grant Options to a Participant, subject to the provisions of the Omnibus Plan, and will be evidenced by an Option Agreement designating:

a)	the Eligible Participants who may receive Options under the Omnibus Plan,

b)	the number of Options to be granted to each Eligible Participant and the date or dates on which such Options shall be granted (the “Grant Date”),

c)	the price per Share to be payable upon the exercise of each such Option, which shall not be less than the Market Price of such Shares at the time of the grant, (the “Option Price”);

d)	the relevant vesting provisions (including Performance Criteria, if applicable); and

e)	the period during which the Option is exercisable, which shall not be more than ten (10) years from the date the Option is granted (“Option Term”).

Termination of Options

The following table describes the impact of certain events upon the rights of Participants of Options under the Omnibus Plan, including termination for cause, resignation, termination other than for cause, retirement and death, subject to the terms of a Participant’s employment agreement or grant agreement and the change of control provisions described below:

Termination Event		Provisions
Termination for Cause		All vested or unvested Options granted to such Participant shall terminate automatically and become void immediately upon the effective date of such termination
Resignation or Termination other than for Cause	(i)	All unvested Awards granted to such Participant shall terminate and become void immediately upon such Resignation or Termination Date.
	(ii)	Each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following such Resignation Date or Termination Date, and the expiry date of the Option, or such longer period as the Board may determine in its sole discretion.
	(iii)	Each vested Option granted to a Participant engaged in Investor Relations Activities, will cease to be exercisable on the earlier of thirty (30) days a following the Termination Date and the expiry date of the Option, or such longer period as the Board may determine in its sole discretion.
Permanent Disability or Retirement	(i)	All unvested Awards granted to such Participant shall terminate and become void immediately upon such Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability.
	(ii)	Each vested Option granted to such Participant will cease to be exercisable on the earlier of ninety (90) days following such Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability, or such longer period as the Board may determine in its sole discretion.
	(iii)	Each vested Option granted to a Participant engaged in Investor Relations Activities, will cease to be exercisable on the earlier of thirty (30) days a following the Retirement Date or the date on which the Participant ceases his or her employment by reason of permanent disability, or such longer period as the Board may determine in its sole discretion
Death	(i)	Each vested Option granted to such Participant who ceases to be an Eligible Participant by reason of death, may be exercised by the liquidator, executor or administrator, as the case may be, of the estate of the Participant for that number of Shares only which such Participant was entitled to acquire under the respective Options (the “Vested Awards”) on the date of such Participant’s death.
	(ii)	Such Vested Awards shall only be exercisable within twelve (12) months after the Participant’s death or prior to the expiration of the original term of the Options whichever occurs earlier.

Black-Out Period

The Omnibus Plan provides that the exercise period shall automatically be extended if the date on which such option is scheduled to terminate shall fall during a black out period. In such cases, the extended exercise period shall terminate ten business days following the last day of the blackout period.

Cashless Exercise

In order to facilitate the payment of the exercise price of the Options, the Omnibus Plan has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the Omnibus Plan. In the event of either a cashless exercise or net exercise, payment of the exercise shall be calculated by receiving that number of Shares equal to the current Market Price less the Option Price multiplied by the number of Options exercised as the numerator, divided by the current Market Price, as the denominator.

Restricted Share Units

An RSU is a unit equivalent in value to a Share credited by means of a bookkeeping entry in the books of the Company which entitles the holder to receive one Share for each RSU after a specified vesting period determined by the Board or Plan Administrator, provided that no RSU shall vest until at least one year following the date the RSU was granted. Settlement of RSUs shall take place promptly following the RSU Settlement Date and no later than the end of the Restriction Period, and shall take the form determined by the Board, in its sole discretion, pursuant to Section 8.1 Tax Withholding in the Omnibus Plan (“Section 8.1”). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement. The number of RSUs granted at any time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Board or Plan Administrator, by (ii) the Market Price of a Share on the date of grant.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive RSUs under the Omnibus Plan, (ii) fix the number of RSUs, if any, to be granted to each Eligible Participant and the date or dates on which such RSUs shall be granted, (iii) determine the relevant conditions and vesting provisions (including the applicable Performance Period and Performance Criteria, if any) and the Restriction Period of such RSUs, (provided, however, that no such Restriction Period shall exceed three years), and (iv) any other terms and conditions applicable to the granted RSUs, which need not be identical and which, without limitation, may include non-competition provisions, subject to the terms and conditions prescribed in the Omnibus Plan and in any RSU Agreement.

Termination of RSUs

Termination Event	Provisions
Termination for Cause or Resignation	All unvested RSUs shall be forfeited and cancelled on the Termination Date. The Participant shall not receive any payment in lieu of cancelled RSUs that have not vested.
Termination other than for Cause, Death, Retirement, or injury or disability (including eligibility to receive long-term disability benefits)	All unvested RSUs in the Participant’s Account as of such date relating to a Restriction Period in progress, shall be terminated, and the Participant shall not receive any payment in lieu of cancelled RSUs.

For greater certainty, where a Participant’s employment or service relationship with the Company or a Subsidiary is terminated pursuant to any of the above provisions following the satisfaction of all vesting conditions in respect of particular RSUs but before receipt of the corresponding distribution or payment in respect of such RSUs, the Participant shall remain entitled to such distribution or payment until its expiry.

RSUs granted or issued to any Participant who is a Director, Officer, Employee, Consultant or Management Company Employee will expire within a reasonable period, not exceeding 12 months, following the date the Participant ceases to be an Eligible Participant under the Omnibus Plan.

Deferred Share Units

A Deferred Share Unit is an Award attributable to a Participant’s duties as a Director or Officer of the Company or a Subsidiary and that, upon settlement, entitles the recipient Participant to receive such number of Shares, the Cash Equivalent, or a combination thereof that is payable after Termination of Service of the Participant.

The Board shall, from time to time by resolution, in its sole discretion, (i) designate the Eligible Participants who may receive DSU Awards under the Omnibus Plan, and (ii) fix the number of DSU Awards to be granted to each Eligible Participant and the date or dates on which such DSU Awards shall be granted, subject to the terms and conditions prescribed in the Omnibus Plan and evidenced by a DSU Agreement. Each DSU awarded shall entitle the Participant to one Share, or the Cash Equivalent, or a combination thereof.

Payment of Annual Base Compensation in DSUs

a)	Each Participant may elect to receive in DSUs for any portion or all of their Annual Base Compensation by completing and delivering a written election to the Company on or before November 15th of the calendar year ending immediately before the calendar year with respect to which the election is made. Elections shall be irrevocable with respect to compensation earned during the period to which such election relates.

b)	No DSUs issued pursuant to the Omnibus Plan may vest before the date that is one year following the date it is granted or issued. The Company permits the vesting to be accelerated for a Participant who dies or who ceases to be an eligible Participant under the Omnibus Plan in connection with a Change of Control, take-over bid, RTO or other similar transaction.

c)	All DSUs granted with respect to Annual Base Compensation will be credited to the Participant’s Account when such Annual Base Compensation is payable (the “Grant Date”) and are subject to the overall “10% rolling plan” and grant limits.

d)	The Participant’s Account will be credited with the number of DSUs calculated to the nearest thousandths of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the Grant Date by the Market Value of the Shares.

Payment of other Compensation in DSUs

a)	The Board may also award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services they render to the Company.

b)	The Board shall determine the date on which such DSUs may be granted and the date as of which such DSUs shall be credited to a Participant’s Account.

Settlement of DSUs

a)	A Participant may receive their Shares, or Cash Equivalent, or a combination thereof, to which such Participant is entitled upon Termination of Service, by filing a redemption notice on or before December 15 of the first calendar year commencing after the date of the Participant’s Termination of Service.

b)	The Company will make payment of the DSU Settlement Amount as soon as reasonably possible following the Filing Date and in any event no later than the end of the first calendar year commencing after the Participant’s Termination of Service. In the case of the death of a Participant, the Company will, subject to Section 8.1, make payment of the DSU Settlement Amount within two months of the Participant’s death to or for the benefit of the legal representative of the deceased Participant.

c)	Subject to the terms of the DSU Award Agreement settlement of DSUs shall take place promptly following the Filing Date, and take the form of Shares, Cash Equivalent, or a combination thereof, as determined by the Board, in its sole discretion.

Change of Control

a)	In the event of a potential Change of Control, the Board shall have the power, in its sole discretion, subject to the Omnibus Plan, to modify the terms of the Omnibus Plan and/or the Awards to assist the Participants to tender into a take-over bid or to participate in any other transaction leading to a Change of Control.

b)	If the Company completes a transaction constituting a Change of Control and within twelve (12) months following the Change of Control all unvested RSUs shall immediately vest and be paid out and all unvested Options shall vest and become exercisable as follows:

(i)	a Participant who was also an Officer or Employee of, or Consultant to, the Company prior to the Change of Control has their position, employment or Consulting Agreement terminated, or the Participant is constructively dismissed, or

(ii)	a Non- Employee Director ceases to act in such capacity.

c)	Any Options that become exercisable pursuant to the Change of Control shall remain open for exercise until the earlier of their expiry date as set out in the Award Agreement and the date that is 90 days after such termination or dismissal.

d)	No acceleration of vesting requirements applicable to Option grants to an Investor Relations Service Provider may occur without the prior written approval of the Stock Exchange.

e)	No Security Based Compensation (other than Options or securities issued pursuant to a Share Purchase Plan) issued pursuant to the Omnibus Plan may vest before the date that is one year following the date it is granted or issued except through accelerated vesting for a Participant who dies or ceases to be an eligible Participant under the Omnibus Plan in connection with a change of control, take-over bid, RTO or other similar transaction.

Amendments to the Omnibus Plan

Any amendment to, or discontinuance of, the Omnibus Plan is subject to Shareholder approval as a condition to Stock Exchange acceptance of the amendment, except for amendments to fix typographical errors; and (ii) amendments to clarify existing provisions of the Omnibus Plan that do not have the effect of altering the scope, nature and intent of such provisions. Any Amendments to the Omnibus Plan that could result in any of the limits set forth under Section 2.5 of the Omnibus Plan, or under the terms of the Share Limits will require disinterested Shareholder approval.

Shares Available for Awards

The aggregate maximum number of Shares reserved for issuance pursuant to Awards under the Omnibus Plan, including any Stock Options outstanding under the Previous Option Plan, shall not exceed 10% of the aggregate number of Shares issued and outstanding from time to time on a non-diluted basis.

As of the December 31, 2023 the Company had 7,770,833 Stock Options outstanding pursuant to the Previous Option Plan and 7,269,333 Stock Options pursuant to the Omnibus Plan, representing 5.79% of the Company’s outstanding Shares. The Company also granted 6,769,300 RSUs under the Omnibus Plan during the nine months ended December 31, 2023, representing 2.61% of the Company’s outstanding Shares. Accordingly, the number of Awards remaining available for grant is 4,157,325, representing 1.60% of the Company’s current outstanding Shares.

The Omnibus Plan supersedes the Company’s Previous Option Plan and is supplemental to the Company’s cash-based incentive compensation arrangements. The Previous Option Plan will remain in effect, but no further awards will be issued thereunder

The Company has no equity compensation plans other than as described herein.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out the outstanding Stock Options and RSUs under which Shares were authorized for issuance as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans(1) (c)
Equity compensation plans approved by securityholders	Stock Options	7,770,833	$0.65	Nil
Equity compensation plans not approved by securityholders	Stock Options	7,269,333	$0.20	4,157,325
	RSUs	6,769,300	N/A
Total	21,809,466		$0.43	4,157,325

(1)	The number of Shares issuable at any time under the Previous Option Plan and any other security-based compensation arrangements, including the Omnibus Plan not yet approved by shareholders as at December 31, 2023, shall not exceed 10% of the issued and outstanding common shares.

Employment, Consulting and Management Agreements

Brett Richards – CEO

The Company entered into a consulting agreement with Brett Richards, CEO of the Company effective July 1, 2021 (superseding the consulting agreement with the CEO effective January 1, 2021) pursuant to which, Mr. Richards agreed to carry out the duties and responsibilities of the position of CEO for the Company (such agreement to continue until otherwise terminated). Under the terms of Mr. Richards’ consulting agreement, the Company agreed to pay Mr. Richards a monthly consulting fee of $25,000. Mr. Richards is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

Marlis Yassin – CFO & Corporate Secretary

Effective November 1, 2021, the Company entered into a consulting agreement with Marlis Yassin as the CFO and Corporate Secretary of the Company. Under the terms of Ms. Yassin’s consulting agreement, the Company agreed to pay Ms. Yassin a monthly consulting fee of $12,000. Ms. Yassin is eligible to receive performance bonuses and equity incentive awards based on performance milestones established by the Board.

The agreement provides that, in the event of termination for just cause, Ms. Yassin shall not be entitled to any payments or benefits, other than amounts due and owing, up to termination of the agreement. In the event of termination for other than just cause, the Company shall provide Ms. Yassin with working notice, payment in lieu of working notice or a combination of the two, equal to the total of the fees paid at the rate prescribed in the agreement in the three (3) months preceding termination, which amount is payable within thirty (30) days of the termination date.

In the event of termination of the agreement on a change of control, any outstanding incentive stock options and equity bonus issued to Ms. Yassin shall immediately vest and thereafter shall terminate and cease to be exercisable ninety (90) days after termination of the agreement.

Peter Flindell – VP Exploration

On January 1, 2021, the Company entered into a consulting agreement with Peter Flindell to serve in the capacity of VP Exploration. Under the consulting agreement, Mr. Flindell agreed to serve as an officer of the Company. On April 1, 2022, Mr. Flindell became an employee of Moss Lake Project Inc., wholly-owned subsidiary of the Company.

Under the terms of Mr. Flindell’s employment agreement, the Company agreed to pay Mr. Flindell a salary of $280,000 per year. Mr. Flindell is eligible to participate in the Company’s equity incentive plans and is eligible to receive up to 80% of his annual salary through incentives granted under such plans.

Under the terms of Mr. Flindell’s employment agreement, the Company may terminate Mr. Flindell without cause at any time upon six months’ notice or payment in lieu thereof. The Company may terminate Mr. Flindell for just cause without notice or liability of any termination, pay, severance, bonus or other remuneration. Mr. Flindell may terminate the employment agreement by giving six months’ notice, which the Company may waive.

Compensation Discussion and Analysis

The Compensation, Nominations and Governance Committee

On October 9, 2023, the Board amalgamated its Compensation Committee with its Nominations and Governance Committee, hereafter referred to as the Compensation, Nominations and Governance Committee (the “CNG Committee”) and appointed to the CNG Committee Shawn Khunkhun (Chair), Brandon Macdonald and Joanna Pearson, all of whom are independent directors within the meaning set out in National Instrument 58-101 Disclosure of Corporate Governance Practices. The CNG Committee is responsible for making recommendations to the Board on all matters relating to the compensation of directors, members of the various committees of the Board, the Chair of the Board, officers and employees of the Company.

Responsibilities of the CNG Committee include:

•	monitoring and evaluating the performance of the CEO and other members of senior management;

•	annually reviewing and making recommendations to the Board with respect to the Company’s compensation and benefit programs for CEO and other senior officers of the Company including base salaries, bonuses or other performance incentive, stock options and/or restricted share units. In setting the CEO’s salary, the CNG Committee will take into consideration salaries paid to chief executive officers in the gold, silver, and general mining industry. The CNG Committee will review and approve corporate goals and objectives relevant to the CEO on an annual basis. The CEO’s contribution towards the Company’s achievement of corporate goals and objectives for the previous financial year will form the basis for the CNG Committee’s recommendations concerning bonus or other performance recognition awards; and

•	reviewing and making recommendations to the Board with respect to the implementation or variation of stock options or restricted share units plans, share purchases plans, compensation and incentive plans and retirement plans. Further, the CNG Committee will ensure proper administration of the Company’s existing share incentive plans, including the granting or making recommendations with respect to the granting of stock options or restricted share units. The number of stock options granted or restricted share units issued will give consideration to the potential contribution an individual may make to the success of the Company.

Compensation Components

Subject to the approval of the CNG Committee and Board, the compensation paid to NEOs in a given year may include three components:

•	Base Salary – base salaries represent the fixed component of NEO’s remuneration. Through annual short-term incentive and long-term incentive targets, salaries also impact other, variable aspects of total compensation. Salaries are set with the objective of ensuring the Company’s overall compensation remains competitive within the industry.

•	STI – short-term incentives, or bonuses, are a form of variable compensation to reward NEOs for delivering on annual corporate and individual objectives.

•	LTI – long-term incentives are a form of variable compensation to attract, retain and reward NEOs who are expected to deliver long-term shareholder value for the Company. Long-term incentives are intended to establish alignment between NEOs and the Company’s shareholders.

Director Compensation

The Board approved the following fees and retainers in September 2021, in respect of their services as directors of the Company:

Non-Executive Board Members:

Annual Retainer	Annual Board Retainer	Annual Committee Retainer
Lead Director	$30,000	-
Board Chair	$30,000	-
Director	$26,000	-
Audit Committee Chair	-	$6,000
Compensation, Nominations and Governance Committee Chair	-	$4,000
Technical & Sustainability Chair	-	$4,000

Directors and Board Committees as at December 31, 2023:

Board of Directors	Audit Committee Member	Compensation, Nominations and Governance Committee Member (1)	Technical and Sustainability Committee
Galen McNamara Non-Independent Chair			✓
Brandon Macdonald Lead Independent Director		✓	Chair
Brett Richards Independent
Shawn Khunkhun Independent	✓	Chair
Victor Cantore Independent	✓
Joanna Pearson Independent	Chair	✓
Kyle Hickey Independent

(1)	On October 9, 2023, the Board resolved to combine the Compensation and Nominations & Governance Committee into a single Committee and appointed Shawn Khunkhun (Chair), Joanna Pearson and Brandon Macdonald to the Committee.

The Company also granted Stock Options and RSUs as part of its compensation package for directors. Refer to “Stock Options and Other Compensation Securities” for details of Stock Options and RSUs held by directors at December 31, 2023.

NEO Compensation

Compensation Components

During the nine months ended December 31, 2023 and the financial year ended March 31, 2023, the compensation paid to NEOs consisted of the following components:

•	Consulting fees and salaries;

•	RSUs; and

•	Stock Options.

Consulting fees and salaries

Consulting fees and salaries are based on the overall value the individual brings to the Company, including the complexity and breadth of the particular role, prior experiences, specific skill sets, personal values, leadership and future growth potential.

Base salaries and consulting fees are typically reviewed annually with any change generally determined based on the NEO’s individual performance and contribution to the Company’s success as well as how the individual base salary level compares to those of individuals in comparable roles at peer companies.

The consulting fees and salaries paid to the Company’s NEOs (Brett Richards, Peter Flindell, and Marlis Yassin) during the nine months ended December 31, 2023 and the financial year ended March 31, 2023 are summarized in the Table of Compensation above.

Stock Options and RSUs

The Compensation Committee and Board regard long-term incentives as a form of variable compensation aiming to attract, retain and reward NEOs who are expected to deliver long-term shareholder value for the Company and to align the interests of NEOs and the Company’s Shareholders. Refer to “Stock Options and Other Compensation Securities” for details of Stock Options and RSUs held by NEOs at December 31, 2023.

Bonus

No cash bonuses were paid to the Company’s NEOs during the nine months ended December 31, 2023 and the financial year ended March 31, 2023.

Pension Plan Benefits

The Company does not have any form of pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement. The Company does not have any form of deferred compensation plan.